FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of October 2009.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Acquire Sole Motors Through Nidec Techno Motor Holdings Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2009
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on October 20, 2009, in Kyoto, Japan

Nidec to Acquire Sole Motors Through
Nidec Techno Motor Holdings Corporation

Nidec Corporation (NYSE:NJ) today announced that its consolidated subsidiary Nidec Techno Motor Holdings Corporation (NTMC) has agreed with Appliances Components Companies S.p.A. (ACC) to acquire 100% of the shares of Sole Motors, a special purpose vehicle to which the household motor business of ACC is expected to be transferred, and entered into a Quota Purchase Agreement on October 20, 2009.

1.	Purpose of Transaction

NTMC plans to bring Sole Motors under its umbrella alongside its subsidiary Nidec Shibaura’s household motor business in order to leverage Sole Motors’ strong market position and customer relationships in Europe.  Amid heightening global awareness of environmental issues, Nidec expects that the introduction of its carbon emission reducing brushless motor technology to Sole Motors will make possible development of environmentally friendly, next generation products that will meet the needs of various European customers. Through the acquisition, Nidec Group aims to strengthen and expand its small and mid sized motor business.

2.	Sole Motors

(1) Company Name:	Sole Motors
(2) Headquarters:	Pordenone, Italy
(3) Facilities:	Italy, Hungary
(4) Business Description:	Household motor (washing machine, dryer, dish
washer) manufacturing, development and sales
(5) Employees:	1,181
(6) Recent Financial Information (Unaudited pro forma basis for fiscal year ending in December)

			(Million Euro)
	2006	2007	2008
Net sales	210.9	199.2	190.1

(7) Description of Appliances Components Companies S.p.A.

Headquarters:	Pordenone, Italy
Established:	April 2002
Business Description:	Household Compressor Manufacturing, Development and Sales Household Motor Manufacturing, Development and Sales Industrial Motor Manufacturing, Development and Sales
Main Products:	Household and Commercial Refrigeration Compressors Washing machine, dryer and dishwasher electric motors
Facilities:	Europe: Italy, Hungary, Germany, Austria, Spain Asia: China

3.	Transaction Structure

NTMC will acquire 100% of the shares of Sole Motors from ACC. Since the household motor business of ACC subject to the transaction is currently conducted by ACC and ACC Hungary, prior to the transaction, ACC is expected to transfer its household motor business into a special purpose vehicle named Sole Motors. It is also expected that 100% of the shares of ACC Hungary will be transferred to ACC, which will then transfer the shares to Sole Motors, prior to the transfer of the household motor business to Sole Motors to NTMC or, alternatively, Sole Motors will directly acquire 100% of the shares of ACC Hungary.

4.	Schedule

The closing of the transaction is expected to occur on or prior to December 31, 2009.

5.	Effect on Financial Performance for the Current Fiscal Year

We will evaluate the accounting impact of the transaction on our financial performance for this fiscal year to be released publicly in Japan pursuant to the rules of the Tokyo Stock Exchange and announce changes to our forecasts as required thereunder.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or current expectations of Nidec or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the anticipated benefits of the potential transaction not being realized, shifts in technology, and changes in economic environments. Nidec does not undertake any obligation to update the forward-looking statements contained herein, nor to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

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